================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*



                                  SALTON, INC.
                                (Name of Issuer)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of class of securities)
                                    795757103
                                 (CUSIP number)

                                BRUCE G. POLLACK
                       C/O CENTRE PARTNERS MANAGEMENT LLC
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                                 (212) 332-5800
                          (Name, address and telephone
                                number of person
                              authorized to receive
                                   notices and
                                 communications)

                                  July 6, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 14 pages)


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



CUSIP No.  795757103                 13D                            Page 2 of 14


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        CENTRE PARTNERS II LLC

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [_]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS:                                             WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES               7    SOLE VOTING POWER:            0
 BENEFICIALLY OWNED BY            8    SHARED VOTING POWER          1,070,302
    EACH REPORTING                9    SOLE DISPOSITIVE POWER:       0
      PERSON WITH                 10   SHARED DISPOSITIVE POWER:    1,070,302


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
        PERSON:

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                 [_]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):  7.0%

  14    TYPE OF REPORTING PERSON:                                    OO

CUSIP No.  795757103                 13D                            Page 3 of 14

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        CENTRE CAPITAL INVESTORS II, L.P.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                     (a) [_]
                                                                     (b) [_]
   3    SEC USE ONLY

   4    SOURCE OF FUNDS:                                             WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                                      [_]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES          7     SOLE VOTING POWER:                 0
 BENEFICIALLY OWNED BY       8     SHARED VOTING POWER               329,457
    EACH REPORTING           9     SOLE DISPOSITIVE POWER:            0
      PERSON WITH            10    SHARED DISPOSITIVE POWER:         329,457

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
        PERSON:

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                 [_]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):  2.2%

  14    TYPE OF REPORTING PERSON:                                    PN

CUSIP No.  795757103                 13D                            Page 4 of 14


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        CENTRE CAPITAL TAX-EXEMPT INVESTORS II LP

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                  (a) [_]
                                                                  (b) [_]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS:                                             WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                                  [_]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES          7     SOLE VOTING POWER:                   0
 BENEFICIALLY OWNED BY       8     SHARED VOTING POWER                 107,186
    EACH REPORTING           9     SOLE DISPOSITIVE POWER:              0
      PERSON WITH            10    SHARED DISPOSITIVE POWER:           107,186

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
        PERSON:

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                 [_]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):

                                                      LESS THAN 1.0%

  14    TYPE OF REPORTING PERSON:                          PN

CUSIP No.  795757103                 13D                            Page 5 of 14


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                               (a) [_]
                                                               (b) [_]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS:                                             WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                             [_]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:       BERMUDA

   NUMBER OF SHARES          7     SOLE VOTING POWER:                   0
 BENEFICIALLY OWNED BY       8     SHARED VOTING POWER                 71,678
    EACH REPORTING           9     SOLE DISPOSITIVE POWER:              0
      PERSON WITH            10    SHARED DISPOSITIVE POWER:           71,678

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
        PERSON:

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                 [_]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):
                                                          LESS THAN 1%

  14    TYPE OF REPORTING PERSON:                               PN

CUSIP No.  795757103                 13D                            Page 6 of 14


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        CENTRE PARTNERS COINVESTMENT, L.P.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [_]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS:                                             WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                                      [_]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES          7     SOLE VOTING POWER:                 0
 BENEFICIALLY OWNED BY       8     SHARED VOTING POWER               56,641
    EACH REPORTING           9     SOLE DISPOSITIVE POWER:            0
      PERSON WITH            10    SHARED DISPOSITIVE POWER:         56,641


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
        PERSON:

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                 [_]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):
                                                             LESS THAN 1%

  14    TYPE OF REPORTING PERSON:                                    PN

CUSIP No.  795757103                 13D                            Page 7 of 14


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        CENTRE PARALLEL MANAGEMENT PARTNERS, LP

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [_]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS:                                             WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                                      [_]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES          7     SOLE VOTING POWER:                  0
 BENEFICIALLY OWNED BY       8     SHARED VOTING POWER                5,053
    EACH REPORTING           9     SOLE DISPOSITIVE POWER:             0
      PERSON WITH            10    SHARED DISPOSITIVE POWER:          5,053

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
        PERSON:

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                 [_]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):
                                                                   LESS THAN 1%

  14    TYPE OF REPORTING PERSON:                                    PN

CUSIP No.  795757103                 13D                            Page 8 of 14

   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        CENTRE PARTNERS MANAGEMENT LLC

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a) [_]
                                                                        (b) [_]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS:                                             WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                                      [_]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES          7     SOLE VOTING POWER:                   0
 BENEFICIALLY OWNED BY       8     SHARED VOTING POWER                 508,321
    EACH REPORTING           9     SOLE DISPOSITIVE POWER:              0
      PERSON WITH            10    SHARED DISPOSITIVE POWER:           508,321

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
        PERSON:

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                 [_]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):  3.3%

  14    TYPE OF REPORTING PERSON:                                    OO

CUSIP No.  795757103                 13D                            Page 9 of 14


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        CENTRE PARTNERS II, L.P.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                       (a) [_]
                                                                       (b) [_]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS:                                             WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                                     [_]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

   NUMBER OF SHARES          7     SOLE VOTING POWER:                  0
 BENEFICIALLY OWNED BY       8     SHARED VOTING POWER                508,321
    EACH REPORTING           9     SOLE DISPOSITIVE POWER:             0
      PERSON WITH            10    SHARED DISPOSITIVE POWER:          508,321

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
        PERSON:

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                 [_]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):  3.3%

  14    TYPE OF REPORTING PERSON:                                    PN

CUSIP No.  795757103                 13D                           Page 10 of 14


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

        STATE BOARD OF ADMINISTRATION OF FLORIDA

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                     (a) [_]
                                                                     (b) [_]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS:                                             WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e):                                      [_]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION:      FLORIDA

   NUMBER OF SHARES          7     SOLE VOTING POWER:                 0
 BENEFICIALLY OWNED BY       8     SHARED VOTING POWER               500,287
    EACH REPORTING           9     SOLE DISPOSITIVE POWER:            0
                             10    SHARED DISPOSITIVE POWER:         500,287
      PERSON WITH

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
        PERSON:

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                 [_]

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):  3.3%

  14    TYPE OF REPORTING PERSON:                                    OO

CUSIP No.  795757103                 13D                           Page 11 of 14


                            Statement on Schedule 13D

         This Amendment No. 4 ("Amendment No. 4") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on August 7, 1998, as amended by Amendment No. 1 filed on September 25, 1998, as amended by Amendment No. 2 filed on June 2, 2006, as amended by Amendment No. 3 filed on June 26, 2006, by and on behalf of Centre Partners II LLC, Centre Capital Investors II, L.P., Centre Capital Tax-Exempt Investors II LP, Centre Capital Offshore Investors II, L.P., Centre Partners Coinvestment, L.P., Centre Parallel Management Partners, LP, Centre Partners Management LLC, Centre Partners II, L.P. and the State Board of Administration of Florida (collectively, the "Reporting Persons").

         Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Amendment No. 4, the Reporting Persons beneficially own in the aggregate 1,0707,302 shares of Common Stock, which includes 10,000 shares of Preferred Stock (which shares of Preferred Stock are currently convertible into 882,353 shares of Common Stock, at a conversion price of approximately $11.33 (rounded to the nearest one hundredth)), constituting 8.3% of the outstanding shares of Common Stock (the percentage of shares of Common Stock owned being based upon (y) 14,386,390 shares of Common Stock outstanding on May 8, 2006, as set forth in the Company's quarterly report on Form 10-Q for the quarter ended April 1, 2006, plus (z) 882,353 shares of Common Stock representing conversion of the 10,000 outstanding shares of Preferred Stock).

         The responses to Items 11 and 13 on each of pages 2-10 hereof which relate to beneficial ownership of shares of Common Stock with respect to each reporting person are incorporated herein by reference.

         (b) The responses to Items 7-10 on each of pages 2-10 hereof which relate to voting and disposition of shares of Common Stock with respect to each reporting person are incorporated herein by reference.

         Centre Partners is the general partner of Centre Coinvestment and Centre Parallel and the general partner of the general partner of CCI II, Centre Tax-Exempt and Centre Offshore, which are the holders of record of the following amounts of Common Stock (which includes shares of Preferred Stock convertible into Common Stock):

                                                                    Common Stock
                                                                    ------------

            Centre Partners Coinvestment, L.P.                         56,641
            Centre Capital Investors II, L.P.                         329,457
            Centre Capital Tax-Exempt Investors II LP                 107,186
            Centre Capital Offshore Investors II, L.P.                 71,678
            Centre Parallel Management Partners, LP                     5,053
                                                                      -------

                                                           TOTAL      570,015

         In addition, pursuant to certain investment management arrangements, Centre Partners has been delegated voting and dispositive power with respect to the 4,674 shares of Preferred Stock and the 87,853 shares of Common Stock owned by the State Board. Thus, Centre Partners may be deemed to beneficially own and

CUSIP No.  795757103                 13D                           Page 12 of 14


have voting and dispositive power over a total of 1,070,302 shares of Common Stock.

         Centre Partners II, L.P. is the general partner of Centre Offshore, Centre Tax-Exempt and CCI II, which are the holders of record of the following amounts of Common Stock (which includes shares of Preferred Stock convertible into Common Stock):

                                                                    Common Stock
                                                                    ------------

            Centre Capital Offshore Investors II, L.P.                 71,678
            Centre Capital Tax-Exempt Investors II LP                 107,186
            Centre Capital Investors II, L.P.                         329,457
                                                                     --------
                                                            TOTAL     508,321


         Thus, Centre Partners II, L.P. may be deemed to beneficially own and have voting and dispositive power over a total of 508,321 shares of Common Stock.

         Pursuant to a Management Agreement, Centre Management has been delegated voting and dispositive power with respect to shares owned by CCI II, Centre Offshore and Centre Tax-Exempt, which are the holders of record of the following amounts of Common Stock (which includes shares of Preferred Stock convertible into Common Stock):

                                                                    Common Stock

            Centre Capital Investors II, L.P.                         329,457
            Centre Capital Tax-Exempt Investors II LP                 107,186
            Centre Capital Offshore Investors II, L.P.                 71,678
                                                                      -------
                                                           TOTAL      508,321

         Thus, Centre Management has been delegated voting and dispositive power with respect to a total of 508,321 shares of Common Stock.

         All of the Members disclaim any beneficial ownership of any of the shares of Common Stock reported herein except to the extent of their economic interest therein.

         (c)      Except as set forth on Schedule A to this Amendment No.4, and
Item 6 of Amendment No. 2, filed on June 2, 2006, there have been no transactions in the Common Stock effected by the Reporting Persons during the last sixty days.

         (d)      See Item 5(b).

         (e)      Not applicable.




                              [The remainder of this page intentionally left
blank.]

CUSIP No.  795757103                 13D                           Page 13 of 14


                                   SCHEDULE A

---------------------------------------------------------------------------------------------------------------
              REPORTING PERSON                                 Shares sold through broker trades
                                          06/15/06  06/16/06 06/19/06  06/20/06  06/021/06 06/22/06  6/23/06
---------------------------------------------------------------------------------------------------------------
Centre Capital  Investors II, L.P.          6,154     9,233    9,233     6,154     6,154     6,154    4,617
---------------------------------------------------------------------------------------------------------------
Centre Capital Tax-Exempt Investors II LP   2,003     3,005    3,005     2,003     2,003     2,003    1,502
---------------------------------------------------------------------------------------------------------------
Centre Capital Offshore Investors II, L.P.  1,340     2,009    2,009     1,340     1,340     1,340    1,005
---------------------------------------------------------------------------------------------------------------
Centre Partners Coinvestment, L.P.          1,059     1,588    1,588     1,059     1,059     1,059    794
---------------------------------------------------------------------------------------------------------------
Centre Parallel Management Partners, LP     95        142      142       95        95        95       71
---------------------------------------------------------------------------------------------------------------
State Board Administration of Florida       9,349     14,023   14,023    9,349     9,349     9,349    7,011
---------------------------------------------------------------------------------------------------------------
TOTAL                                       20,000    30,000   30,000    20,000   20,000    20,000   15,000
---------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------
              REPORTING PERSON                                 Shares sold through broker trades
                                             06/26/06  06/27/06  06/28/06   06/29/06  06/30/06   7/05/06
---------------------------------------------------------------------------------------------------------------
Centre Capital  Investors II, L.P.            12,308     9,233    6,154      7,233      9,233    17,975
---------------------------------------------------------------------------------------------------------------
Centre Capital Tax-Exempt Investors II LP      4,006     3,005    2,003      2,354      3,005     5,849
---------------------------------------------------------------------------------------------------------------
Centre Capital Offshore Investors II, L.P.     2,680     2,009    1,340      1,574      2,009     3,911
---------------------------------------------------------------------------------------------------------------
Centre Partners Coinvestment, L.P.             2,118     1,588    1,059      1,244      1,588     3,091
---------------------------------------------------------------------------------------------------------------
Centre Parallel Management Partners, LP        190       142      95         111        142       276
---------------------------------------------------------------------------------------------------------------
State Board Administration of Florida         18,698    14,023    9,349     10,984     14,023    27,298
---------------------------------------------------------------------------------------------------------------
TOTAL                                         40,000    30,000   20,000     23,500     30,000    58,400
---------------------------------------------------------------------------------------------------------------

CUSIP No.  795757103                 13D                           Page 14 of 14


                                    SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 6, 2006

                              CENTRE PARTNERS II LLC

                              By:      /s/ WILLIAM M. TOMAI
                                 ----------------------------------------------
                                  William M. Tomai, Chief Financial
                                      Officer

                              CENTRE CAPITAL INVESTORS II, LP
                              CENTRE CAPITAL TAX-EXEMPT INVESTORS II, L.P.
                              CENTRE CAPITAL OFFSHORE INVESTORS II, L.P.

                              By:  Centre Partners II, L.P., as General Partner

                                   By:  Centre Partners Management LLC,
                                        as Attorney-in-fact

                                        By:  /s/ WILLIAM M. TOMAI
                                           ------------------------------------
                                           William M. Tomai, Chief
                                             Financial Officer

                              CENTRE PARALLEL MANAGEMENT PARTNERS, LP
                              CENTRE PARTNERS COINVESTMENT, L.P.

                              By:  Centre Partners II LLC, as General Partner

                                        By:  /s/ WILLIAM M. TOMAI
                                           ------------------------------------
                                         William M. Tomai, Chief
                                             Financial Officer

                              CENTRE PARTNERS MANAGEMENT LLC

                                        By:  /s/ WILLIAM M. TOMAI
                                           ------------------------------------
                                         William M. Tomai, Chief
                                             Financial Officer

                              CENTRE PARTNERS II, L.P.

                              By:  Centre Partners Management LLC,
                                   as Attorney-in-fact

                                        By:  /s/ WILLIAM M. TOMAI
                                           ------------------------------------
                                         William M. Tomai, Chief
                                             Financial Officer

                              STATE BOARD OF ADMINISTRATION OF FLORIDA

                              By: Centre Parallel Management Partners, LP, as Manager

                                       By: Centre Partners Management LLC,
                                           as Attorney-in-fact

                                        By:  /s/ WILLIAM M. TOMAI
                                           ------------------------------------
                                           William M. Tomai, Chief
                                             Financial Officer